Exhibit 99.1

EXPANDING THE AXIOMER RNA EDITING OPPORTUNITY BEYOND AX-0810 Nasdaq: PRQR | April 8, 2026

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 Agenda Welcome & Agenda Sarah Kiely Opening Remarks Daniel A. de Boer Platform and Pipeline Programs Cristina Lopez Lopez Gerard Platenburg Agenda Corporate Outlook Dennis Hom Q&A Daniel A. de Boer Cristina Lopez Lopez Gerard Platenburg Dennis Hom Sarah Kiely VP Investor Relations & Corporate Affairs Daniel A. de Boer Founder & CEO Cristina Lopez Lopez, MD, PhD Chief Medical Officer Dennis Hom Chief Financial Officer Gerard Platenburg Chief Scientific Officer Speakers 2

Forward-looking statements This presentation contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, the continued advancement of our lead development pipeline programs, including approved, ongoing and planned clinical trials; expectations regarding the ongoing Phase 1 clinical trial of AX-0810 in NTCP for cholestatic diseases, including the planned trial design, and our ability to recruit for and complete a Phase 1 clinical trial for AX-0810, biliary atresia as our primary indication for AX-0810, the timing of top-line data readout for Phase 1 and Phase 1b of the clinical trial and the initiation of Phase 2 trial; expectations regarding the safety and therapeutic benefits of AX-0810, including the planned dosing levels and their efficacy; the anticipated timing of initial Phase 1 clinical data for our lead program, AX-0810, in H1 2026; our new pipeline targets, including the planned Phase 1 clinical trial of AX-0811 in NTCP for cholestatic diseases, our ability to recruit for and complete a Phase 1 clinical trial for AX-0811, an anticipated CTA filing and the Phase 1b cohort 1 data readout for AX-0811 pending regulatory clearance, expectations regarding the efficacy, clinical development timeline, and expected trial designs and development of AX-0422 and AX-2911, including the potential CTA filings and data readout pending regulatory clearance; clinical updates across multiple programs in 2026 and 2027; the therapeutic potential and development timeline regarding AX-0810, AX-0811, AX-0422, AX-2911 and AX-2402; the continued development and advancement of our Axiomer platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it; our AI strategy and expectations regarding AI’s ability to accelerate Axiomer discovery; our partnership with Ginkgo; and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this presentation. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law. Photo credits cover slide: https://cindyjeurissen.com/ ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 3

Presenter: Daniel A. de Boer Strategic Overview ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 4

# Multiple clinical catalysts within the runway

*Core focus on cholestatic development, with value creating pipeline beyond*


AI-ENABLED
discovery engine and Ginkgo partnership + AI-board
Q2 2026
AX-0810 cholestatic disease Phase 1 target engagement data in healthy volunteers
2026
MID-2026
AX-0811 cholestatic disease CTA filing
YEAR END 2026
AX-0810 cholestatic disease Phase 1b top-line data in PSC patients
YEAR END 2026
AX-0811 cholestatic disease Phase 1 initial data
EARLY 2027
AX-0422 Hurler CTA filing
H1 2027
AX-2911 MASH FIH
H1 2027
AX-0422 Hurler Phase 1 initial liver data in patients
2027
AX-0422 Hurler expand to CNS treatment
AX-0810 start Phase 2 trial in Biliary Atresia

*Clinical data expected in 3 development programs within the current runway*

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 5

Presenters: Cristina Lopez Lopez & Gerard Platenburg Pipeline Programs ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 6

# Addressing unmet need in cholestatic diseases through NTCP modulation

| CHOLESTATIC DISEASE | BILE ACID TOXICITY | NTCP MODULATION STRATEGY |
|---|---|---|
| • Biliary Atresia affects pediatrics early in life (~20,000 patients worldwide)<br>• Primary Sclerosing Cholangitis affects adults (~80,000 US+EU)<br>• No approved therapies and may require liver transplantation[1,2] | • Bile acid accumulation drives liver injury, leading to fibrosis and liver failure | • Human genetics supports NTCP modulation as hepato-protective mechanism to reduce bile acid reuptake and protect liver |



AX-0810
ProQR
AX-0810

NTCP, sodium taurocholate co-transporting polypeptide. References: [1]Trivedi PJ, et al. Clin Gastroenterol Hepatol. 2022 Aug;20(8):1687-1700.e4; [2]Schreiber RA, et al. J Clin Med. 2022 Feb 14;11(4):999

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 7

# AX-0810 reduces bile acid accumulation in hepatocytes by modulating NTCP activity

### HEALTHY LIVER

*Normal bile acids homeostasis in hepatocytes*


NTCP WT
Blood
Bile duct

### LIVER WITH CHOLESTATIC DISEASE

*High concentration of bile acids in hepatocytes*


NTCP WT
Blood
Bile duct

### AX-0810 STRATEGY FOR DISEASED LIVER

*AX-0810 restore bile acids homeostasis in the hepatocytes*


NTCP Q68R
Blood
Bile duct

↓ *hepatocyte toxicity*

↓ *inflammation/ fibrosis*

Halilbasic E, et al. J Hepatol. 2013 Jan;58(1):155-68; Nyholm I, et al. J Hepatol. 2025 Aug;83(2):440-452.

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026
8

0.0 0.5 1.0 1.5 Relative mRNA expression NTCP modulation reduces fibrosis markers and elevates circulating bile acids ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 9 NTCP channel blocking increases plasma bile acids concentrations, up to 3-fold in cholestatic disease mouse model Pro-fibrotic markers show reduced expression after NTCP channel blocking 0 1 2 3 4 Plasma conjugated BS (Fold change vs. control) Plasma bile acids * NTCP blocker - + * * * * NTCP blocker - + - + - + - + Timp α-Sma Tgf-β1 Col1a1 Liver fibrosis markers Bulevirtide (Hepcludex) is a daily SC injected NTCP inhibitor approved for Hepatitis D. Slijepcevic D, et al. Hepatology. 2018 Sep;68(3):1057-1069.

# Assessing Safety, PK and Target Engagement of AX-0810 in First-in-Human Trial

**Multiple ascending dose (MAD)** N=33 (24 on treatment, 9 on placebo)



Cohort 1 (3mg/kg)
12-weeks follow-up
Cohort 2 (6mg/kg)
12-weeks follow-up
Cohort 3 (9mg/kg)
12-weeks follow-up
Patient cohort

*DMC safety reviews before proceeding to next dose and dose escalation is sequential during the dosing phase*

**Treatment**

AX-0810 GalNAc conjugated editing oligonucleotide

**Objectives**

- Assess safety, tolerability, and PK of AX-0810
- Confirm target engagement as measured by biomarkers

**Key endpoints**

- Change in bile acids levels
- Bile acids profile
- TUDCA challenge
- Liver biomarkers

**Phase 1 progressing**

- ✓ Initial AX-0810 data demonstrate no safety signals and pharmacokinetics consistent with non-clinical models
- Target engagement data on track for H1 2026

CTA, Clinical Trial Application; DMC, Data Monitoring Committee; MAD, Multiple Ascending Dose; PK, Pharmacokinetics; TUDCA, Tauroursodeoxycholic acid; AX-0810 CTA has been approved in Europe (October 2025).

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 10

# Biliary atresia is a severe pediatric disease
## *with no approved therapies*



| DIAGNOSIS | POPULATION | SYMPTOMS | PROGRESSION | STANDARD OF CARE | SIGNIFICANT UNMET NEED |
|---|---|---|---|---|---|
| *Pediatric: in the first weeks of life* | *Approximately 20,000 patients worldwide* | *Jaundice, poor weight gain, pale stool, dark urine* | *Rapid progression to cirrhosis and portal hypertension early in life* | *Kasai procedure as first-line therapy* | *No approved pharmacological treatments; 60-80% require liver transplant despite Kasai* |

Adike A, et al. Expert Rev Gastroenterol Hepatol. 2018 Oct;12(10):1025-1032; Verkade HJ, et al. J Hepatol. 2016 Sep;65(3):631-42; Sundaram SS, et al. Liver Transpl. 2017 Jan;23(1):96-109; Raghu VK, et al. Liver Transpl. 2021 May;27(5):711-718; NORD, 2019, Japanese Biliary Atresia Society. Japanese Biliary Atresia Registry (JBAR). https://jbas.net/en/national-registration/.

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 11

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 12 Biliary atresia as primary indication for AX-0810 SEVERITY AND UNMET NEED BIOLOGICAL RATIONALE CLINICAL DE-RISKING CENTRALIZED CARE REGULATORY PATHWAY Leading cause of pediatric liver transplantation and no approved therapies AX-0810 targets the key driver of liver injury in the disease No comorbidities and limited confounding factors Patients concentrated in specialized centers Pediatric guidance and orphan designation potential BILIARY ATRESIA

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 13 AI-guided EON design accelerates discovery ~90% faster discovery and up to 6× improvement in EON performance Trained on 12+ years of PROPRIETARY AXIOMER DATA Trained on experimentally-validated editing outcomes of numerous EONS and targets AI enables discovery of BETTER-PERFORMING EONs Models trained on our in-house data generate EONs with higher editing efficiency and greater sequence diversity Robotics-enabled HTS ACCELERATES DESIGN-TEST CYCLES Enabling rapid iteration per target and amplifying AI-driven learning through continuous model improvement 0 20 40 60 Editing (%) NTCP PNPLA3 30 months 6 months Manual Discovery AI Discovery New EON design process

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 14 AX-0811: AI-enabled next-gen RNA editing therapy targeting NTCP for cholestatic diseases ~3x higher editing efficiency • Improved efficacy and dosing convenience over AX-0810 Upcoming development milestones • AX-0811 program advancing rapidly, with CTA filing in mid-2026 • Initial clinical data in healthy volunteers expected before year-end 2026 Editing of hNTCP in livers of humanized mice SC administration, GalNAc EONs, 30mg/kg, 10 doses, n=3-4, D24, dPCR, Mean, SEM Untreated AX-0810 AX-0811 0 20 40 60 80 Editing (%) 3x higher editing In vivo

# Assessing Safety, PK and Target Engagement of AX-0811 in First-in-Human Trial

**Multiple ascending dose (MAD)** N=33 (24 on treatment, 9 on placebo)



Cohort 1
12-weeks follow-up
Cohort 2
12-weeks follow-up
Cohort 3 (optional)
12-weeks follow-up

*DMC safety reviews before proceeding to next dose and dose escalation is sequential during the dosing phase*

**Treatment**

AX-0811 GalNAc conjugated editing oligonucleotide

**Objectives**

- Assess safety, tolerability, and PK of AX-0811
- Confirm target engagement as measured by biomarkers

**Key endpoints**

- Change in bile acids levels
- Bile acids profile
- TUDCA challenge
- Liver biomarkers

**CTA enabling activities ongoing**

- CTA filing in mid 2026
- Target engagement data expected by year-end 2026

CTA, Clinical Trial Application; DMC, Data Monitoring Committee; MAD, Multiple Ascending Dose; PK, Pharmacokinetics; TUDCA, Tauroursodeoxycholic acid

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 15

NTCP FRANCHISE AX-0811 ProQR building a leading NTCP franchise in cholestatic disease ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 16 Rapid path to patients with high unmet medical need Establishes clinical validation Awareness amongst physicians and centers of excellence AI-discovered next-gen candidate with enhanced efficiency Optimized Dose and scalability AX-0810 NTCP FRANCHISE

# AX-0422 RNA editing therapy

*to address Hurler Syndrome*



## HURLER SYNDROME

- Most severe form of MPS1
- Early onset, multi-symptom disease
- Progressive deterioration, high morbidity
- Current therapies do not address all comorbidities and have limitations

## IDUA DEFICIENCY

- W402X mutation (**c. 1293G>A; p.W402X**) is present in up to 60% of patients with severe phenotype[1]
- Causes IDUA deficiency, leading to toxic accumulation of GAGs

## CLINICAL DE-RISKING

- AX-0422 corrects the W402X mutation back to WT
- Restores endogenous enzyme production, leading to GAGs clearance
- Potential to impact systemic and CNS disease


AX-0422
ProQR
AX-0422

GAGs: glycosaminogylcans; MPS1: Mucopolysaccharidosis type I. 1Baldo G, et al, 2018, https://doi.org/10.1111/cge.13224

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 17

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 18 Increases in IDUA enzymatic activity drive meaningful clinical impact A restoration of 1-15% of normal IDUA enzymatic function2 can improve phenotype Scheie Hurler-Scheie Hurler Diagnosis Teens Childhood < 18 months Life expectancy Normal 20 yo 10 yo Enzymatic activity in fibroblasts (% of WT)1 0.8% 0.3% 0.2% 1Oussoren E, et al. Mol Genet Metab. 2013 Aug;109(4):377-81; 2Kakkis ED, et al. N Engl J Med. 2001 Jan 18;344(3):182-8. Severity

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 19 RNA editing achieves therapeutically meaningful enzyme restoration in Idua mouse model 1AX-0422 surrogate treatment of Idua-W392X mice, SC, 30 mg/kg, Q1W until 8 wks, data at 8 weeks, n=6, mean, SEM; 2AX-0422 surrogate treatment of Idua-W392X mice, SC, 10 and 30 mg/kg, Q1W until 4 wks, n=4-6, mean, SEM Following SC delivery, targeted editing of the W402X mutation restores ~21% IDUA activity, driving substantial liver GAG reduction and dose-dependent normalization of urinary GAGs - supporting potential for disease-modifying benefit Liver GAGs levels1 Urine GAGs levels2 Liver IDUA enzymatic activity RNA Editing of 1 Idua in liver1 Untreated AX-0422 0 5 10 15 20 25 WT IDUA activity (%) ~21% WT Untreated AX-0422 0 2 4 6 Editing (%) Untreated AX-0422 0.0 0.5 1.0 1.5 GAGs (ug/mg tissue) 54% ↓ 1 wks 4 wks 8 wks 0 50 100 GAGs relative to baseline (ug) Untreated AX-0422 10 mg/kg AX-0422 30 mg/kg

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 20 AX-0422 shows differentiated activity vs standard of care in Idua mouse model Greater biomarker reduction and functional improvement vs ERT 1Idua-W392X mice, AX-0422 surrogate treatment: SC, 30 mg/kg, ERT (Laronidase) treatment: IV, 0.58 mg/kg, Q1W until 4 wks, n=6, mean, SEM AX-0422 delivers reduction in urinary GAGs compared to ERT, approaching biomarker normalization AX-0422 shows improvement in motor skills test compared to ERT Direction of improvement Untreated ERT AX-0422 0 100 200 300 uGAG relative to baseline (ug) Urine GAGs levels at 8 weeks1 -60% -90% Untreated ERT AX-0422 0 5 10 15 20 Improvement vs. Non Treated (% points) Hang Test at 10 weeks1 +4% +11%

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 21 AX-0422 achieves robust, durable CNS editing with functional enzyme restoration 1AX-0422 surrogate treatment of Idua-W392X mice ICV, 250μg, single dose, n=6, 4 weeks, ddPCR, mean, SEM / western blot, mean, SEM; 2IT administration, 10.6mg AX-0422 surrogate treatment, single dose, n=3, up to 12 weeks, ddPCR, mean, SD RNA Editing of Idua in cortex of Idua-W392X mice1 Untreated AX-0422 0 10 20 30 Editing (%) 4 wks 8 wks 12 wks 0 20 40 60 80 Editing (%) Temporal Cortex Frontal Cortex Parietal Cortex Sustained RNA editing of ACTB in cortex of NHP2 0.0 0.5 1.0 IDUA activity (nmol/24h/mg) ~11.5% WT ~8.5% WT ~11.5% WT ~8% WT ~7.5% WT Cortex Hippocampus Midbrain Cerebellum Brainstem IDUA enzymatic activity in the brain of Idua-W392X mice1 (% WT recovery) • Axiomer results in sustained CNS editing of up to 12 weeks (single dose, NHP) • Following ICV delivery, efficient editing in Hurler disease model leads to broad enzyme restoration across brain regions (~7–12% of WT) • Levels consistent with disease-modifying potential in Hurler syndrome Untreated AX-0422

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 22 AX-0422 positioned to redefine the standard of care in Hurler Syndrome Positioned to deliver systemic and neurological benefit through a single, targeted mechanism DIFFERENTIATED APPROACH • Impact liver and neurological driven symptoms • Convenient, infrequent dosing potential • Avoids limitations of SoC HIGH AXIOMER PLATFORM POTENTIAL • RNA editing restores endogenous enzyme production • Preclinical data show relevant enzyme restoration, biomarker and functional improvement

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 23 AX-0422 preliminary clinical development A two-step approach with liver delivery followed by CNS delivery DS: dermatan sulfate; HS: heparan sulfate Subcutaneous administration for Liver • Primary objective: safety, tolerability • Secondary: pharmacokinetics • Exploratory PD and clinical measures: plasma IDUA enzyme activity and protein level; HS and DS levels • Development candidate selected • CTA filing in early 2027 • First-in-human trial clinical biomarker data in patients in H1 2027 Dose level 1 Dose level 2 Dose level 3 Intrathecal administration for CNS Dose level 1 Dose level 2 Interim biomarker readout in H1 2027

# AX-2911 RNA editing therapy to address metabolic dysfunction-associated steatohepatitis (MASH)

### MASH

- Highly prevalent and increasing worldwide
- Progression to cirrhosis, liver cancer and liver-related mortality
- Limited treatment options[1] highlight the significant unmet medical need, particularly in lean MASH patients

### PNPLA3 I148M

*Patatin-like phospholipase domain-containing[3] variant*

- Strongest genetic risk factor for disease progression
- ~50% of MASH patients[2-4]
- Associated with higher liver fat, NASH risk, and fibrosis progression
- Carriers may show reduced response to GLP-1 agonists[5]

### RESTORING WT-LIKE PNPLA3

- AX-2911 restores PNPLA3 I148M (Met→Val) function
- Targets MASH primary genetic driver, unlike metabolic therapies
- Broad potential, including GLP-1-low response and lean MASH patients


AX-2911
ProQR
AX-2911

[1]Sandireddy R, et al. Front Cell Dev Biol. 2024 Jul 16;12:1433857; [2]Tsedendorj Yumchinsuren et al., 2025; [3]Sookoian Silvia et al., 2011; [4]Souza Matheus et al., 2024; [5]Chen, Yunzhi et al, 2020

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ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 25 Editing has functional advantage over knockdown AX-2911 substantially reduces liver fat vs clinical-stage ASO2 1N=4-6, 20mg/kg, 14 doses, GalNAc conjugated-AX-2911 or 0.7mg/kg, 14 doses, AZ AZD2693 treatment, SC, readout at day D28; 2AZ AZD2693 previously evaluated in Phase 2b AX-2911 leads to 23% editing of hPNPLA3 mRNA 0 10 20 30 Editing (%) Editing 82% reduction of macrovesicular lipid droplets 0 50 100 hPNPLA3 total expression (%) hPNPLA3 I148M humanized mouse liver model1 dPCR (Qiagen), AVG±SEM Clinical-stage ASO2: ~89% mRNA reduction via knockdown of hPNPLA3 89% Knockdown Liver sections of steatosis mouse model treated with ASO2 or AX-29111 PNPLA3 I148M humanized FRG mouse, WD 4W+4W Clinical-stage ASO2 Untreated AX-2911 0 50 100 % of macrovesicular hepatic steatosis 82% 36% Macrovesicular steatotic incidence scoring1 (%) AVG±SEM Clinical stage ASO AX-2911 Untreated 1 Clinical stage ASO AX-2911 Untreated 1 mRNA LIVER FUNCTION (steatosis) 23%

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 26 AX-2911 development strategy Exploring an Investigator-Initiated Trial (IIT) in China OBJECTIVE Generate early proof-of-concept in patients De-risk the program and inform development strategy ACCELERATED APPROACH Parallel preparation for global CTA/IND development EXPECTED TIMELINE FIH in H1 2027 Interim readouts to guide next steps

# ProQR development pipeline and milestones

| | TARGET | AXIOMER APPLICATION | DISCOVERY | NON-CLINICAL | CLINICAL | MILESTONES | ESTIMATED POPULATION |
|---|---|---|---|---|---|---|---|
| **DEVELOPMENT PIPELINE** | | | | | | | |
| **AX-0810** *for Cholestatic diseases* | NTCP | *Modulate* | | | | Target engagement data 1H 2026 | ~100K patients |
| **AX-0811** *for Cholestatic diseases* | NTCP | *Modulate* | | | | Target engagement data in 2026 | |
| **AX-0422** *for Hurler Syndrome* | IDUA | *Correct* | | | | CTA filing early 2027; Clinical biomarkers in H1 2027 | ~500-1000 patients |
| **AX-2911** *for MASH* | PNPLA3 | *Correct* | | | | FIH H1 2027 | ~8M patients |
| **AX-2402** *for Rett syndrome* | MECP2 R270X | *Correct* | | | | | RETT SYNDROME RESEARCH TRUST ~5K |
| **PARTNERED PIPELINE** | | | | | | | |
| 10 undisclosed targets (option to expand to 15) | | | *Progress undisclosed* | | | | Lilly |

ProQR Therapeutics – Investor & Analyst Event - April 8, 2026 27

IT’S IN OUR RNA